MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                November 3, 2006
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                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                                November 3, 2006

Bob Markman:      Hello, everybody. This is Bob Markman. It's Friday, November
                  3rd. We've started off the last couple of months of the year, the home stretch, and the market is trying to digest the macroeconomic statistics that are coming out on a daily basis and what's been happening with earnings.

                  If you noted last week, I mentioned to you that these next couple of weeks could be the most dangerous time of the year even though this is the period of time when historically the market rallies. It usually rallies the last couple of months of the year because the previous couple of months have been very weak.

                  This year, 2006, has been kind of a flip-flop of that where the August/September/October period has been remarkably strong and now people are heading into the November/December period with profits that they didn't expect to have and a lot of people with itchy trigger fingers ready to take some money off the table.

                  You combine that with the fact that it looks like, at least the conventional wisdom, is that the Democrats are going to take control maybe at least one house of Congress which could put the kibosh on some of the more favorable economic legislation that investors are looking at and there are a lot of people who are more willing to sell or sit on the sidelines than buy.


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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                November 3, 2006
                                                                          Page 2

                  So I think that, as I indicated last week, it's not surprising that we saw some weakness in the market this week. I don't think that there's any real cause for a panic because what's really been coming out thus far from corporate America and with some of the macroeconomic statistics have been very good.

                  Just take a look at earnings to begin with. About 80% of the corporate earnings are in, 80% of companies that are going to report have reported, and of those 80% that are in, of that universe, 74% of the companies that have reported actually beat earnings expectations, 16% missed earnings expectations, and 10% met earnings expectations.

                  So 84% of the companies that have reported this quarter thus far have met or exceeded expectations, which is not an indication of an economy that is starting to crumble.

                  Of course, actually reporting numbers these days is not nearly as important as the indications as to what you're going to give and what's happening down the road and I haven't seen any statistics in that regard but my pretty firm anecdotal feeling at this point from listening to so many different earnings reports has been that the guidance moving forward has also been generally positive. So there's no reports yet for corporate America that the wheels are coming off the truck at this point in time.

                  Adding to that positive notion of strength in the U.S. economy was the revision this week on unemployment where it looks like a lot more jobs were created over the last two or three months than people expected; unemployment rate now dipping down to levels that were boom levels back in the `90s.


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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                November 3, 2006
                                                                          Page 3

                  It's amazing that people are feeling so gloomy about the economy when we're looking at historically low unemployment rates. I don't know what you want to make of that but it is what it is.

                  Nevertheless, that indication of strength in the economy, along with some pieces of data that indicates that maybe productivity isn't what we want it to be, sent some shivers into the market late this week; people worried about the strength of the economy and lower productivity might cause the Federal Reserve not to move to lower interest rates which, of course, is what the stock market wants to see happen, they want to see the Federal Reserve push rates down lower.

                  So really what the story is right now in the market and what you'll be seeing effected in the price of day to day is the ongoing whipsaw of one day the market is thinking and hoping that the Federal Reserve will raise interest rates, the next day they're thinking and fearing that the Federal Reserve is going to lower interest rates, the next day it's that the Federal Reserve is going to stay past and traders are simply trading off of that rather than any kind of real fundamental economic news.

                  Because we're at the tail end of earnings season and because there isn't a lot more fundamental economic news to come out, the market will be a little bit set obsessed until the next Federal Reserve meeting, at which time, we'll listen to what they have to say and what they indicate down the road and the market can take its direction from there.


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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                November 3, 2006
                                                                          Page 4

                  But basically, I got to say that I think the weight of the evidence still remains that the consumer remains relatively healthy. The more people who are working, the more plentiful jobs are and the less likely people are to get laid off, the more likely they are to spend money, keep the consumer-end of the economy going.

                  Corporate America seems to be earning the kind of earnings that we expect from them, companies still remain flush with cash. So we expect earnings spending, both the consumer and then the corporate end, to be strong enough to keep the economy going.

                  Certainly, no economy grows at a very fast clip forever and we may well see some slowdown in the rate of growth over the next year or so but that's generally a positive. You don't want red hot growth for too long because then the Federal Reserve is likely to slam on the brakes and send the economy through the windshield of the car, so to speak.

                  So I think that some slowdown is generally going to be healthy while everybody catches their breaths, regroups, and my sense is that in the absence of any new news that we don't see on the horizon, the market will digest the gains of the late summer and early fall and make a run to all-time highs before the end of the year.

                  In the meantime though there will be some rocky days and rocky weeks and like the one that we just saw but what we'll try to do is have the portfolio structured so that we'll try to get as much of a balance between continued upside potential without sticking our neck out and assuming too much volatility on the downside in the portfolios.


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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                November 3, 2006
                                                                          Page 5

                  It's where sometimes the science of portfolio management morphs into somewhat of an art and all the computers of the world won't really get you to that final statistical bottom line but we'll just try to do the best that we can in getting the sense of what is the tone of the market while also doing our homework on the companies that we have in the portfolio as well and just continue to try to do the best job we can in that regard.

                  Well, that's it from your money managers in Minneapolis. If you have any questions or comments, of course, please feel free to give us a call. Until I have a chance to talk with you again next Friday afternoon, for everybody here at Markman Capital, thanks for being a shareholder. Take care. Bye, bye.

                                       END


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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               November 10, 2006
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                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                                November 10, 2006

Bob Markman:      Hello, everybody. This is Bob Markman. It's Friday, November
                  10th. This is the end of our first post-election week in the market and the good news is that the election is over with;
                  the doubly good news is that the market seems to have taken it in stride. A week ago, you could have talked to any number of people who would have said a Republican victory would do this, a Democratic victory would do that, a Democrat victory in the House would be one thing, and both Houses of Congress would be another thing. Really, from I guess the broadest perspective, the market, of course, tends to, I think, favor Republicans over Democrats. So the fact that this was such an overwhelmingly Democratic victory and the fact that the market pretty much was stable for most of the week, I think is a very, very good sign.

                  We saw some sell-offs in healthcare stocks through most of the week, the theory being that Democrats, now that they control Congress, are going to take a little bit harder line on drug prices and the like; that remains to be seen and by the end of the week, things have pretty much stabilized. My sense is that over the next coming weeks, we'll be hearing more and more stories about how the net result is likely to be 1990s kind of gridlock where if you remember after the 1994 elections, the Republicans controlled Congress and Bill Clinton, the Democrat, was in the White House and we saw a lot of things move towards the middle, the extreme right and the extreme left really weren't able to get much done, both parties had to move towards a middle compromise a little bit, do as little as possible, and what they did do was kind of on a moderate basis, things like Welfare Reform. I think the market generally likes that approach and the hopeful glass half empty view is that's what we might be looking at over the next couple of years which I think for most Americans would be a net positive, get some of the extreme emotions out of the way and just get back to governing the country in a more middle of the road moderate way.


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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               November 10, 2006
                                                                          Page 2

                  The portfolio seems to be holding up pretty well. Our major holdings I just want to repeat to you again, the top-10 holdings, the top eight or nine holdings -- Berkshire Hathaway, Google, Apple Computer, Toyota, Vornado, Sears, Altria, Chicago Mercantile, Time Warner, and Johnson & Johnson, and Zimmer, the knee and hip replacement orthopedic manufacturer. So it's a good diversified mix with a combination of financial companies and healthcare companies. I think we're about as broadly mixed as we've ever been. I added a little bit to our energy holdings which we went into this week relatively light on, we're still relatively light in energy but we're not as light as we were before.

                  One thing that I do want to stress, and I'll probably be mentioning this every week between now and the end of the year, is we've done the accounting work and I'm happy to announce that there will be no taxable distributions for the Fund this year, we've got the carryforwards from previous years, we're able to sop up the tax consequences. So if you're waiting for any kind of tax bill at the end of the year in the Fund, there won't be. It's important to keep this in mind because between now and the end of the year, you'll probably be reading a lot of articles about how mutual funds are going to be making very large distributions this year; that won't be the case in your Markman Fund, there will be no taxable consequences this year. The important thing about that is I don't want to tell you that there's a particularly opportune time to invest, that's your call to make, but a lot of people do hold off investing the last few weeks of the year because they don't want to buy in to a distribution; that won't be the case in the Markman Core Growth Fund this year. So I just wanted to alert you that there won't be any tax consequences this year in the Fund.


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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               November 10, 2006
                                                                          Page 3

                  We are moving into what has historically been some of the stronger weeks of the year as we move through November into the holiday season. There will be increased talk about the Santa Clause rally. It's somewhat questionable this year. I don't want to sound a negative note but the period of time that had historically been very weak in the past, the September/October period, ended up being very strong. So it would be hard to imagine a very large year-end rally on the back of a rally that we've already had. Often times those year-end rallies are the result of the market being weak in the early fall; the fact that it wasn't week in the early fall, I think reduces the likelihood of a very strong year-end rally. I don't expect the market to back off substantially, I think the fundamentals are good as we saw with the earnings reports that came out and the continuation of earnings reports, particularly in the retailers this week and next week, I think we're seeing some relatively good numbers. You could certainly debate back and forth whether the numbers are strong enough to continue a huge bull market but I don't think that there's any question that the numbers are strong enough to support the market at least at the levels they're at right now. So any declines are likely to be relatively short-lived, declines that are due to external characteristics and not due to the internal fundamentals of what's going on with corporate America.


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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               November 10, 2006
                                                                          Page 4

                  So I remain positive. Moving forward, I think the market will finish the year higher than it is right now, I don't think it will be substantially higher but I do think that there will be pockets of companies that have very good prospects and are likely to lead the market and that's where we'll try to position the bulk of the portfolio.

                  Well, that's it from your money managers in Minneapolis. If you have any questions or comments, of course, please feel free to give us a call. Until I have a chance to talk with you again next Friday afternoon, for everybody at Markman Capital, thanks for being a shareholder. Take care. Bye-bye.

                                       END

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               November 17, 2006
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                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                                November 17, 2006

Bob Markman:      Hello, everybody. This is Bob Markman. It's Friday, November
                  17th. The market continued to show some pretty good behavior this week with all the averages just making some nice, good, steady progress, the portfolio making some nice, good, steady progress, it certainly seems a lot different than it was just a few months ago. The fact of the matter is, just the last four months, the markets and mostly averages and certainly our Fund here has moved up about 15% since the July low which is almost exactly four months ago. So that's quite a nice run.
                  People who look at movements in the market like that would tend to think that, well, at some point, the market is going to have to rest, pause, take back some of those profits, consolidate, whatever phrase you want to use and whatever cliche you want to use.

                  Interestingly though, at the same time that one might expect the market to start backing off, a little bit consolidating some of these unexpectedly good gains, we are moving into one of the strongest periods of the year, the Thanksgiving through Christmas period where barring any unforeseen events, the market tends to be relatively strong. I think a lot of the underlying economic conditions support the very strong possibility of the market continuing the rally through year-end. Of course, this is the consumer time of the year where every other news story seems to be focused on what's happening at the shopping mall, and as we've talked about for years now, as long as employment is as strong as it has been, as long as people are getting paychecks and are confident that those paychecks will continue to be coming through the next year, they're going to take that money to the mall; that's pretty much hard wired into the Americans. So I think we're going to see a very strong buying season for Christmas and the other holidays over the next couple of months and that's going to support a large portion of the economy.


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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               November 17, 2006
                                                                          Page 2

                  My take on the earnings that we've seen over the last four or five weeks has been that they've been as good if not better than anybody expected. There are always air pockets, certain companies that are stumbling and missing and not hitting their marks. But by and large, statistically, an overwhelmingly large number of companies' metrics exceeded their expectations, but most importantly, the forward guidance from a lot of those companies tended to be relatively positive. A lot of the bellwether companies, a lot of the companies that we have a large proportion of our dollars invested in are showing some very good guidance, whether it's Google or Apple Computer or Toyota or Altria or Sears or Goldman Sachs, things are looking pretty good for large corporate America. So no guarantees about the results between now and the end of the year, and even though I might be positive and it may well be that we just creep along and make just a very small fraction over the next five or six weeks, but my guess, as I've said for some time, is that we'll finish the year closer to a high point than something else.

                  So we remain fully invested, very much oriented towards a good mix of large cap growth stocks that we're supposed to have. Our ten largest holdings in order are Google, Berkshire Hathaway, Apple Computer, Vornado Realty, Toyota Motor, Altria which is the old Philip Morris, Sears Holding Company, Chicago Mercantile, Goldman Sachs, and Zimmer Holdings which is the orthopedic manufacturer; and I think it's a pretty good mix and seems to be driving the portfolio in the right direction, pretty good results on the up days, not giving too much back after that, so we're creeping ahead with a very strong three steps forward, only one step back kind of dynamic and we're hoping to keep that in place between now and the end of the year.


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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               November 17, 2006
                                                                          Page 3

                  Speaking of the end of the year, once again, I'm going to mention that we will not be having any taxable distributions this year, so you might be reading about how where the funds are going to give large distributions at the end of the year, you should back off from investing between now and the end of the year so that you don't buy that distribution in a taxable account; that won't be the case in the Markman Fund, we have enough loss carryforwards where we're going to be able to wipe out all the trading gains for the year and we'll be able to pass another year with very, very favorable tax consequences. So that's additional good news on top of the very pleasing performance.

                  Well, that's it from your money managers in Minneapolis. If you have any questions or comments, of course, please feel free to give us a call. Until I have a chance to talk with you again next Friday afternoon after Thanksgiving, have a great Thanksgiving. Take care. Bye-bye.

                                       END

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               November 24, 2006
                                                                          Page 1

                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                                November 24, 2006

Bob Markman:      Hello, everybody. This is Bob Markman. Welcome to our after
                  Friday Thanksgiving recording and I hope everybody had a very pleasant Thanksgiving.

                  We're continuing to trend forward here in November, surprisingly so after such a strong October. The markets seem to be taking all the economic news in stride and as I shared with you last week, most of that news seems to be good.

                  One of the interesting things that I see as I look at not only the overall markets and individual stocks but also some of the mutual funds that I follow on a regular basis is we're starting to see a dynamic that we see maybe twice in a decade and it's a period of time when Value Managers start buying the same stocks as Growth Managers; usually the types of companies, the type of stocks, the type of valuations that they get involved in are so radically different, the growth stocks buying up things at higher prices, higher valuations, Value Managers looking for more bargains.

                  Every once in a while, there's a growth stock or a series of growth stocks or areas in growth stocks that come down in valuation so much that they become attractive to Value Managers; when that happens, you tend to be in a real sweet spot.


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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               November 24, 2006
                                                                          Page 2

                  When the Value guys like a lot of the same stuff that the Growth guys like, it gives you some indication that the market probably isn't grossly overvalued, that we're probably in a good solid spot in the market where there's lots of good bargains to be had, lots of good investment opportunities to be had.

                  We see this happen only once or twice in a decade, usually some time kind of in the middle of a bull market when the resulting companies start being better than people expected and then also at the very end of a bear market when everything is so cheap that the Growth guys and the Value guys like the same stocks.

                  I think we're at that former kind of period of time where we're in the middle of a bull market but the growth in the returns that these companies are showing, the results that they're showing, are exceeding really what's happening with the stock prices which is why the Value Managers are finding things appearing on their screen that they thought would never appear. So it's an indication that we're probably not grossly overstretched the way some bears are saying that we are.

                  Another indication that the market is reasonably valued is the big stories that we're hearing almost daily right now that private equity is buying out a lot of companies' premiums; a lot of companies that had been publicly trading stocks are now going private, they're either being bought by other companies or being bought by management and the management investment group and being taken private at premiums anywhere from 10% to 50%.


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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               November 24, 2006
                                                                          Page 3

                  Now clearly, nobody is perfect and probably some of those deals are stupid deals; some of the deals are probably overpaying for. But it's very difficult; it's a real stretch of imagination to assume that all that wisdom, all that money is wrong at the same time.

                  I think that the bulk of it is probably right and by being right, what they're telling us is that there's an awful lot of companies out there that are selling for a good deal less than what the managers think it's worth and a good deal less than what some of the smart big pools of money think they're worth.

                  So you combine that dynamic that's happening on a daily basis with the fact that Value Managers are looking at a lot of the same stocks that the Growth Managers are looking at and I think you can come to a reasonable conclusion that we're not at the end of the bull market yet.

                  That doesn't mean that we have to go up every day and every week, we could trend sideways for quite some time, but I think the chances of a precipitous decline anytime in the foreseeable future is relatively negligible.

                  So we're staying fully invested and I expect to continue to make some considerable progress hopefully between now and the end of the year.

                  Well, that's it from your money managers in Minneapolis. For everybody at Markman Capital, I hope that you have a nice and happy and fun and fulfilling Thanksgiving. Thanks for being a shareholder and we'll look forward to talking with you again next Friday afternoon. Take care. Bye, bye.

                                       END